SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CURRENT REPORT

                          Date of Report: June 30, 2004

                               IWI HOLDING LIMITED
             -------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

       Registrant's telephone number, including area code: (630) 887-2388

         BVI                            0-25108                       None
(State or other jurisdiction    (Commission File Number)         (IRS Employer
 of incorporation)                                           Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F       X                 Form 40-F
                                ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                             No    X
                                                      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE
For Further Information:
                                                             Joseph Lau
IWI Holding Limited
   (630) 887-8288

                          IWI HOLDING LIMITED ANNOUNCES
                             SECOND QUARTER RESULTS

         WESTMONT, ILLINOIS - September 10, 2004 -- IWI Holding Limited (OTCBB - JEWLF), a U.S. based designer, merchandiser, and wholesale distributor of fine jewelry, today reported its results of operations for the second quarter ended June 30, 2004.

         For the second quarter of 2004, IWI reported a net loss of $312,000 or $0.12 per share on net sales of $5,058,000 compared to a net loss of $737,000 or $0.29 per share on net sales of $5,079,000 for the comparable period in 2003.

         For the six months ended June 30, 2004, the Company reported a net loss of $502,000, or $0.20 per share on net sales of $10,552,000 compared to a net loss of $1,121,000 or $0.40 per share on net sales of $9,603,000 for the comparable period in 2003.

         Sales for the six-month period ended June 30, 2004 increased $949,000 or 9.9% to $10,552,000 for the same period a year ago. Included in the reported sales were liquidation sales of $992,000 in 2004 vs. $544,000 for the same period in 2003, an increase of $438,000. Sales excluding liquidation sales increased $511,000 or 5.6%. This increase in sales for the first half overcame the loss of one of the Company's major customer whose sales represented 20% of the Company's reported sales in 2003. The effect of the loss of this customer compared with 2003 six months results was a decrease in sales of $2.1 million. This was offset by a combination of expanding sales to other existing customers and addition of new customers in the mid size market. This expansion into the mid size market is a result of years of effort cultivating these new customers. Liquidation sales continue to be a strategic part of the Companies process to control and regulate its inventory. Most of the products sold under the liquidation process represent customer returns and in some cases overstock. Returns experienced in 2004 through June 30, 2004 decreased $1,259,000 ($1,493,000 in 2004 vs. $2,742,000 in 2003). Returns reported in 2003 were high by historical standards and reflected discontinuance of selected items at one of our major customers and return of on hand inventory. Gross profit increased $485,000 or 30.8% for the six month period ended June 30, 2004 and reflects the combination of increased margins and the decrease in returned merchandise. Gross profit for the second quarter increased $246,000 or 34.8%.

         Selling, General and Administrative expenses decreased $121,000 or 4.75% for the six-month period and increased $148,000 or 11.0% in the second quarter. These decreases were due primarily to the overhead reduction program implemented in the first quarter with the benefit primarily realized during the second quarter. Some of the efficiencies implemented were a force reduction of nearly 10%. Salary reduction of 10% for the six highest paid employees, which may be repaid upon certain profitability being achieved. Overtime has been reduced and only incurred with the prior approval of the President. Where feasible certain production functions are being sourced overseas. Health and Dental insurance provided to the employees has been resourced and combined with increased employee contributions, reduced the cost per employee to the Company below 2003 levels. Interest expense decreased $13,000 or 8.9% to $133,000 for the six months ending June 30, 2003 and decreased $31,000 or 34.0% to $60,000 for the second quarter, reflecting decreased borrowing, 2003 interest expense included certain additional interest charges by the prior lender which in part precipitated the change in financial institutions in May 2003.

         On May 29, 2003 the Company entered into a credit agreement with a new financial institution, whereby the Company can borrow up to $5.0 million, plus a seasonal over-line amount of $1.5 million. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company. The credit agreement matures in two years, or may be accelerated by the lender upon certain events as specified in the loan agreement. An officer of the Company has agreed to personally guarantee up to $1,000,000 of the borrowing. This loan replaced the credit facility in effect since September 2001. Effective June 1, 2004 the existing loan agreement was amended and restructured to eliminate the seasonal over-line via increasing the maximum borrowing from $5.0 million to $6.5 million. Certain covenants in the original agreement were also streamlined. As a result of the above and based on the performance experienced in 2003, interest rates charged by the financing institution increased slightly under the amended agreement. This agreement remains in effect until May 29, 2005.


         The Company expects to gain market share with several of its established customers during 2004 as well as through expansion of its customer base. This is a result of the Company's commitment to continuously furnish quality new product design, ability to deliver goods timely, ability to interface with customer systems and an ongoing support of the customers' retail programs. Due to the seasonality of the business the Company expects to continue to report losses through the third quarter but report profitable results for the fourth quarter and year.

         This release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements as a result of among other factors, the risk factors set forth above, and in the Company's filings with the Securities and Exchange Commission, changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.

                                       ###
                             (financials to follow)

                               IWI HOLDING LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)


                                                                   (Unaudited)
                                                                      June              December 31
ASSETS                                                                2004                 2003
------                                                                ----                 ----

Current Assets:
     Cash                                                              $  41              $    -
     Accounts Receivable, Less Allowances for Doubtful
          Accounts of $547 in 2004 and $532 in 2003                    3,936               5,557
     Inventories                                                       8,070               9,235
     Deferred Income Taxes                                               156                 156
     Prepaid Expenses                                                     78                 181
                                                                -------------        ------------
Total Current Assets                                                  12,281              15,129
                                                                -------------        ------------

Property and Equipment                                                 2,964               2,964
     Less Accumulated Depreciation                                   (2,821)             (2,766)
                                                                -------------        ------------
Property and Equipment - Net                                             143                 198
                                                                -------------        ------------
Total Assets                                                        $ 12,424             $15,327
                                                                =============        ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Checks issued in excess of funds on deposit                        $  -              $   24
     Line of Credit                                                    3,582               5,250
     Notes Payable                                                     1,069                 447
     Accounts Payable, Trade                                           4,000               4,403
     Accounts Payable to Affiliated Company                            2,062               2,568
     Accrued Liabilities                                                 783               1,204
                                                                -------------        ------------
Total Current Liabilities                                             11,496              13,896
                                                                -------------        ------------


Stockholders' Equity:
     Preferred Stock, $1 Par Value; 5,000,000 Shares
     Authorized; 3,644,880 Shares Issued and Outstanding               3,645               3,645
     Common Stock, No Par Value; 10,000,000 Shares
     Authorized; 2,554,700 Shares Issued and
     Outstanding                                                           -                   -
     Additional  Paid in Capital                                      12,446              12,446
     Retained Earnings (Deficit)                                    (15,163)            (14,660)
                                                                -------------        ------------
     Total Stockholders' Equity                                          928               1,431
                                                                -------------        ------------
Total Liabilities and Stockholders' Equity                          $ 12,424             $15,327
                                                                =============        ============



                                                   Three Months Ended                  Six Months Ended
                                                         June 30                            June 30
                                                        -------                           -------
                                                   2004            2003              2004         2003
                                                   ----            ----              ----         ----



Net Sales                                      $   5,058        $ 5,079            $10,552      $ 9,603

Cost of Sales                                      4,106          4,373              8,493        8,029
                                               -----------     ----------        ----------    ----------


     Gross Profit (Loss)                             952           706               2,059        1,574

Selling, general and administrative expenses       1,204         1,352               2,428        2,549
                                               -----------     ---------         ----------    ----------


     Income (Loss) from Operations                  (252)        (646)                (369)       (975)


Interest Expense                                      60           91                  133         146
                                               -----------    ---------          ----------    ----------


     Income (Loss) before Income Taxes              (312)        (737)                (502)     (1,121)

Income taxes (benefit)                                 -            -                    -           -
                                               -----------    ---------          ----------    ----------

     Net Income (Loss)                         $    (312)      $ (737)            $   (502)     (1,121)
                                               ===========    =========          ==========    ==========


Net Income (Loss) per Common Share             $   (0.12)      $(0.29)           $   (0.20)      (0.44)
                                               ===========    =========          ==========    ==========

Weighted Average Number of
     Common Shares Outstanding                 2,554,700    2,554,700            2,554,700   2,554,700
                                               ==========    =========           ==========  ============


                                IWI HOLDING, LTD
                      Consolidated Statement of Cash Flows
                                 (In Thousands)
                                   (Unaudited)



                                                                           Six Months      Twelve Months
                                                                             Ended             Ended
                                                                          June 30, 2004   December 31, 2003
                                                                         -------------    -----------------


Cash Flows From Operating Activities:


Net Income (Loss)                                                       $      (502)       $    (1,904)
       Adjustment to reconcile net income loss to net
       cash used on operating activities:
           Depreciation and amortization                                         55                159
           (Recoveries of) provision for doubtful accounts                       16                (32)
           Changes in operating assets and liabilities:
               Accounts receivable                                            1,605             (1,674)
               Inventories                                                    1,164                370
               Deferred income taxes                                              -                  -
               Prepaid expenses                                                 103                121
               Accounts payable trade                                          (403)              (171)
               Accounts payable trade affiliated companies                     (506)               810
               Accrued liabilities                                             (421)                35
                                                                        -------------        -------------

Net cash provided by (used in) operating activities:                          1,111             (2,286)
                                                                        -------------        -------------


Investing activities:
       Purchases of property and equipment                                        -                (32)
       Proceeds from sale of equipment                                            -                  -
       Proceeds from sale of assets held for disposal                             -                  -
                                                                        -------------        -------------

Net cash generated (used in) investing activities                                 -                (32)
                                                                        -------------        -------------


Cash Flows from Financing Activities
       Checks issued in excess of Funds on deposit                             (24)                24
       Borrowings from (payments on) notes payable to employees                622                132
       Proceeds from (payments on) lines of credit, net                     (1,668)             2,146
                                                                        ------------         -------------

Net cash provided by (used in) financing activities                         (1,070)             2,302
                                                                        ------------         -------------

Net increase (decrease) in cash                                                 41                (16)

Cash at beginning of year/period                                                 -                 16
                                                                        ------------         -------------

Cash at End of Period                                                   $       41            $     -
                                                                        ============         =============



                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         IWI HOLDINGS LIMITED

                                        /s/ Joseph K. Lau
                                        ----------------------------------------
                                         Joseph K. Lau
                                         President & Chief Executive Officer

Date: September 15, 2004